Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of June 30,	As of December 31,
	2009	2008
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$38,097	$34,905
Trade accounts receivable:
Related parties	778	2,379
Others	34,744	43,481
Other receivables	2,181	2,320
Inventories	26,630	40,899
Other current assets	7,405	7,657

Total current assets	109,835	131,641

LONG-TERM INVESTMENTS	28,606	29,499

PROPERTY AND EQUIPMENT, NET	410,096	449,697

INTANGIBLE ASSETS, NET	74,344	81,034

GOODWILL	7,000	7,000

OTHER ASSETS , NET	8,471	8,802

TOTAL ASSETS	$638,352	$707,673

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	$-	$8,330
Short-term bank loan	7,000	7,000
Trade accounts payable	32,018	49,462
Deferred revenue and short-term customers' advances	5,496	6,634
Other current liabilities	30,793	35,202

Total current liabilities	75,307	106,628

LONG-TERM LOANS FROM BANKS (*)	210,149	222,989

DEBENTURES (**)	219,540	208,512

LONG-TERM CUSTOMERS' ADVANCES	12,291	11,138

OTHER LONG-TERM LIABILITIES	47,496	45,959

Total liabilities	564,783	595,226

SHAREHOLDERS' EQUITY	73,569	112,447

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$638,352	$707,673

(*) of which $190,149 and $202,989 at fair value as of June 30, 2009 and December 31, 2008, respectively.

(**) of which $22,747 and $16,825 at fair value as of June 30, 2009 and December 31, 2008, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

REVENUES	$118,626	$115,679	$60,567	$58,072

COST OF REVENUES	146,333	139,307	71,193	71,052

GROSS LOSS	(27,707)	(23,628)	(10,626)	(12,980)

OPERATING COSTS AND EXPENSES

Research and development	10,307	6,190	5,951	3,214
Marketing, general and administrative	13,888	14,957	7,153	7,189

	24,195	21,147	13,104	10,403

OPERATING LOSS	(51,902)	(44,775)	(23,730)	(23,383)

FINANCING EXPENSE, NET	(10,274)	(15,611)	(9,296)	(7,811)

OTHER INCOME (EXPENSE), NET	459	(529)	459	(101)

LOSS BEFORE INCOME TAX BENEFIT	(61,717)	(60,915)	(32,567)	(31,295)

INCOME TAX BENEFIT	2,910	-	1,633	-

LOSS FOR THE PERIOD	$(58,807)	$(60,915)	$(30,934)	$(31,295)

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Loss per share	$(0.37)	$(0.49)	$(0.19)	$(0.25)

Weighted average number of ordinary
shares outstanding - in thousands	160,031	124,777	160,037	125,327

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended June 30,
	2009	2008
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(58,807)	$(60,915)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	70,935	72,340
Effect of indexation, translation and fair value measurement on debt	(12,463)	551
Other expense (income), net	(459)	529
Changes in assets and liabilities:
Trade accounts receivable	10,338	10,691
Other receivables and other current assets	567	2,509
Inventories	14,269	(12,482)
Trade accounts payable	(15,047)	(341)
Deferred revenue and customers' advances	176	(6,370)
Other current liabilities	(1,555)	700
Other long-term liabilities	(2,778)	74

Net cash provided by operating activities	5,176	7,286

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(11,905)	(56,704)
Investments in other assets and intangible assets	-	(546)
Long-term investments	(369)	-

Net cash used in investing activities	(12,274)	(57,250)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	-	32,000
Proceeds on account of capital notes	20,000	-
Proceeds from issuance of debentures and warrants, net	-	1,440
Repayment of debentures	(8,604)	(8,179)
Debts repayment	(1,000)	-

Net cash provided by financing activities	10,396	25,261

Effect of foreign exchange rate change	(106)	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,192	(24,703)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	34,905	44,536

CASH AND CASH EQUIVALENTS - END OF PERIOD	$38,097	$19,833

NON-CASH ACTIVITIES

Investments in property and equipment	$135	$22,339

Conversion of convertible debentures to share capital	$-	$1,867

Reclassification of previously bifurcated conversion option
to shareholders' equity	$-	$3,907

Reclassification of warrant to shareholders' equity	$404	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$6,014	$12,416

Cash paid during the period for income taxes	$221	$7

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL

A.	Basis for Presentation

(1)	The consolidated financial statements of Tower Semiconductor Ltd (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, a marketing and sales subsidiary in the United States and Jazz Technologies (“Jazz”), a leading independent wafer foundry focused on Analog-Intensive Mixed -Signal (AIMS) process technologies based in Newport Beach, California. Tower and its wholly owned subsidiaries are referred to as “the Company”. References to “the Company” for dates prior to the merger with Jazz on September 19, 2008, shall exclude Jazz Technologies.

The Company’s consolidated financial statements include Jazz Technologies results for the six months ended June 30, 2009 and Jazz Technologies balance sheet as of June 30, 2009 and December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

The unaudited condensed interim consolidated financial statements as of June 30, 2009 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2008 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(2)	The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards

EITF 07-5

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The Consensus was reached on the following three issues:

1.	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2.	How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3.	How an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with: (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The Company adopted this consensus effective January 1, 2009. The Company identified several instruments that are affected by the consensus all of which were, before the adoption of the consensus, classified in equity and upon the adoption were reclassified from equity to liabilities. These instruments include warrants and previously bifurcated conversion option, with either an anti-dilution feature or with an exercise price denominated in NIS. At the date of adoption and in accordance with transition provisions of the consensus, the Company measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

EITF 07-5 (cont.)

The effect of the adoption on equity retained earning is as follows:

January 1, 2009

Additional paid in capital	$(14,065)
Retained earnings	12,800

Fair value reclassified to liability	$(1,265)

The effect of the adoption of EITF 07-5 on the Company’s consolidated results of operations and net loss for the six and three months ended June 30, 2009 was $2,000 and $1,800 respectively.

FSP APB 14-1

Effective January 1, 2009, the Company adopted FSP No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSP APB No. 14-1 applies to any convertible debt instrument that may be wholly or partially settled in cash and requires the separation of the debt and equity components of cash-settleable convertibles at the date of issuance. The FSP is effective for the convertible debt issued by the Company’s subsidiary (Jazz), for the 8% convertible notes due 2011. Following the Jazz merger on September 19, 2008, as part of the purchase method, Jazz was required to fair value their convertible debt instrument. As a result, a new basis was determined for the convertible notes of $108,600. The debt discount was $19,600. Upon adoption of the FSP, the Company evaluated the equity component as of the merger date and determined that it is immaterial. As such, the Company expects no impact on the Company’s consolidated results of operations or financial position resulting from the adoption of this FSP for periods following the merger.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

SFAS No. 161

Effective January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of SFAS No. 161 did not have any impact on the consolidated results of operations or financial position of the Company.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160,” Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. Since the Company currently has no minority interest, the adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

FSP FAS 107-1 and APB 28-1

In April 2009 the FASB issued FASB staff position 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP applies to all financial instruments within the scope of Statement 107 held by publicly traded companies, as defined by Opinion 28 and are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

FSP FAS 107-1 and APB 28-1 (cont.)

FSP FAS 107-1 and APB 28-1 relate to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value, see Note 4.

FSP FAS 115-2 and FAS 124-2

In April 2009 the FASB issued FASB staff position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“OTTI”) for investment in debt securities. This FSP applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted.

Under the FSP, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the FSP changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

FSP FAS 115-2 and FAS 124-2 (cont.)

However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

FSP FAS 157-4

In April 2009 the FASB issued FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly”. This FSP applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of statement 157. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement-to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 157-4 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

SFAS 165

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company. The Company considered the provisions of this SFAS and disclosed all material events which occurred after the balance sheets date.

(4)	Recently Issued Accounting Standards

SFAS 166

In June 2009 the FASB issued SFAS No.166 “Accounting for Transfers of Financial Assets” (“SAFS No. 166”). SAFS No. 166 is a revision to Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and a company’s continuing involvement in transferred financial assets. SFAS No. 166 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)	Recently Issued Accounting Standards (cont.)

SFAS 167

In June 2009 the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SAFS No. 167”), which change the way entities account for securitizations and special-purpose entities. SAFS No. 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS No. 167 will require a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A company will be required to disclose how its involvement with a variable interest entity affects the company’s financial statements. SFAS No. 166 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009. The adoption of this standard is not expected to have material impact on the Company’s consolidated financial statements.

(5)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to 2009 presentation.

B.	Financing of the Company’s Ongoing Operations

During the past years, the Company has experienced significant recurring losses, negative net cash flows and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and to improve its market positioning, increased its sales activities, improved its quarterly and yearly EBITDA and cash flow from operations, increased its installed capacity level, raised funds and restructured its debt. See details in Notes 12B, 16A(3) and 17F-J to the 2008 audited consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

B.	Financing of the Company’s Ongoing Operations (cont.)

The current worldwide economic downturn and the prevailing adverse market conditions in the semiconductor industry that commenced in 2008 (including global decreased demand, downward price pressure, excess inventory, unutilized capacity and the lack of availability of funding sources), may adversely affect the future financial results and position of the Company, including its ability to support its ongoing operations and growth plans. The Company is working to mitigate the potential effect of this downturn through several measures, including completing the execution of the previously announced cost reduction plan for a total savings amount of approximately $80,000 on an annual run-rate, and exploring alternative sources of funding (such as a possible fund-raising as described in Note 5I, sale of fixed assets and/or intellectual property licensing, possible sale and lease-back of a portion of real estate assets, and the receipt of all or part of pending grants from the Israeli Investment Center). There is no assurance that the Company will be able to obtain sufficient funding from these or other sources to allow it to maintain its ongoing activities and operations and have sufficient cash to fulfill its debt obligations and other liabilities. See also Notes 12B, 16A(3), 16A(6) and 17 F-J to the 2008 audited consolidated financial statements.

NOTE 2	–	INVENTORIES

Inventories consist of the following:

	June 30, 2009	December 31, 2008

Raw materials	$7,396	$13,673
Work in process	13,417	13,966
Finished goods	5,817	13,260

	$26,630	$40,899

Work in process and finished goods inventories are presented net of aggregate write downs to net realizable value of $4,509 and $12,488 as of June 30, 2009 and December 31, 2008, respectively.

In the second quarter of 2009, Jazz adopted in its financial statements the same method of costing inventories used by Tower, mainly, to include depreciation and amortization as part of the cost of inventory. In addition, indirect raw material that was previously charged in Jazz immediately to earnings is now being capitalized and presented as part of raw material inventory of Jazz. Following the merger date, Tower and Jazz have been working to align their reporting and information systems and concluded the process during the second quarter of 2009. Comparative financial statements of prior periods (in which Jazz was consolidated) have been adjusted to apply the new method retrospectively. The following financial statement line items for fiscal year 2008 were affected by the change in accounting principle.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 2	–	INVENTORIES (cont.)

As of December 31, 2008:

	As originally reported	As adjusted	Effect of change

Inventories	$38,729	$40,899	$2,170
Shareholders' Equity	$110,277	$112,447	$2,170

NOTE 3	–	PRO-FORMA FINANCIAL INFORMATION

The following unaudited pro-forma financial information assumes that the merger with Jazz occurred on January 1, 2008. Such information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the merger had taken place on the date specified, nor are they indicative of the Company’s future operating results.

Six months ended June 30, 2008

Revenues	$214,025
Loss	(61,182)
Loss per share - basic and diluted	$(0.38)

See additional business and financial information regarding the merger with Jazz in Note 3 to the 2008 consolidated financial statements.

NOTE 4	–	FAIR VALUE MEASUREMENTS

(A)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding the Company’s long-term debentures and long-term banks loans, do not materially differ from their respective carrying amounts as of June 30, 2009 and December 31, 2008. The fair values of Tower’s and Jazz’s debentures, based on quoted market prices as of June 30, 2009 and December 31, 2008 were $130,065 and $60,264, respectively.

(B)	Fair Value Measurements

The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Fair values were determined using the income approach using a present value technique, as follows:

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements (cont.)

For Tower’s loans – the cash flows used in the technique reflect the income stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

For embedded derivatives – the Company utilized the Black Scholes Merton formula.

For over the counter derivatives – the Company used the market approach using quotation from market dealers.

For Tower’s convertible debentures series E – the market approach using quoted market prices was used.

Recurring Fair Value Measurements Using the Indicated Inputs:

	June 30, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)

Convertible debentures series E	$22,747	$22,747	$-	$-
Tower's Long-term debt	190,149	-	-	190,149
Derivatives	3,284	-	3,284	-
Warrants and previously bifurcated
conversion option	2,960	727	-	2,233

	$219,140	$23,474	$3,284	$192,382

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Warrants and previously bifurcated conversion option

As of January 1, 2009 - at fair value	$202,989	$16,825	-
Reclassification of warrants and previously bifurcated
conversion option from equity to liability - see Note
1A(3) - Initial Adoption of New Standards - EITF07-5	-	-	89
Total losses (gains) unrealized in earnings	(12,840)	5,922	2,144
Transfer out of Level 3	-	(22,747)	-

As of June 30, 2009 - at fair value	$190,149	$-	2,233

Unrealized losses (gains) in earnings from liabilities
held at period end	$(12,840)	$5,922	$2,144

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Convertible debentures series E	$16,825	$-	$-	$16,825
Long-term debt	202,989	-	-	202,989
Derivatives	3,236	-	3,236	-

	$223,050	$-	$3,236	$219,814

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Derivatives

As of January 1, 2008 - at fair value	$365,563	$28,484	$7,313
Total losses (gains) recognized in earnings	2,670	(11,659)	(3,406)
Conversion of Bank loans under the Definitive Agreements
with the Banks and TIC, see Note 12B to the 2008 audited
consolidated financial statements	(165,244)	-	-
Reclassification of previously bifurcated conversion option
to shareholders' equity	-	-	(3,907)

As of December 31, 2008 - at fair value	$202,989	$16,825	$-

Unrealized losses (gains) recognized in earnings from
liabilities held at period end	$6,301	$(11,659)	$(3,406)

NOTE 5	–	RECENT DEVELOPMENTS

A.	Definitive Agreements with the Banks and the Israel Corporation (“TIC”)

As part of the September 2008 definitive agreements with the banks and TIC, detailed in Notes 12B and 16A(3) to the 2008 audited consolidated financial statements, TIC invested $20,000 in the Company in January 2009. In consideration, Tower issued TIC equity equivalent capital notes convertible into approximately 77 million of Tower’s ordinary shares. These equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

B.	Share Incentive Plan for the Chairman of the Board of Directors

In June 2009, the audit committee and Board of Directors of the Company approved a grant to the new Chairman of the Board of Directors of the Company of options to purchase 11.5 million Ordinary Shares of the Company. The exercise price is $0.29 (but not lower than the nominal value of the Company’s ordinary share), which was the closing price of the Company’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board of Directors of the Company. The options vest over three years, 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary. The options are exercisable for a period of seven years from the date of grant. The options grant to the Chairman of the Board of Directors is subject to the approval of the shareholders of the Company.

C.	Share Incentive Plan for the Company’s Employees and CEO

In November 2008, the Company’s audit committee and Board of Directors approved the Company’s 2009 Employee Share Incentive Plan to grant options or restricted share units (“RSU’s”) to the Company’s employees (including its CEO) and to the employees of the Company’s subsidiaries, which plan was approved by the Company’s shareholders in April 2009.

Up to approximately 28 million options are reserved for grant to the Company’s employees and its subsidiaries’ employees (excluding its CEO), and an additional approximately 28 million options under the Plan are reserved for grant to the Company’s CEO. However, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options under previous employee option plans and under the previous CEO Share Option Plan. In June 2009, the Company’s Board of Directors approved a grant to the Company’s CEO under such plan to purchase up to 8.5 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of the Company’s ordinary share), which was the closing price of the Company’s shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board of Directors. These options will vest over a three-year period, 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary. The options granted are exercisable for a period of seven years from the date of grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

C.	Share Incentive Plan for the Company’s Employees and CEO (cont.)

In June 2009, the Company’s Board of Directors approved a grant to the employees of the Company under such plan to purchase up to 9 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of the Company’s ordinary share), which was the closing price of the Company’s shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board of Directors. These options will vest over a three-year period, 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary. The options granted are exercisable for a period of seven years from the date of grant.

D.	Options Granted to Directors

During 2009, under the Company’s Independent-Director Share Option Plan, 300,000 options were granted to new directors appointed in 2009 to the Company’s Board of Directors at an average exercise price of $0.20 (but not lower than the nominal value of the Company’s ordinary share).

E.	Conversion Price Reduction – Convertible Debenture Series E and Warrants Series 6

The convertible debentures, series E and warrants series 6, which were issued in 2007 are convertible into Tower’s ordinary shares. The convertible debentures series E were convertible into Tower ‘s ordinary shares at a conversion rate of one ordinary share per NIS 17.2 principal amount of convertible debentures and warrants series 6 were convertible into Tower’s ordinary shares at a conversion rate of $2.04. The conversion prices were subject to reduction in certain limited circumstances. According to such circumstances on July 6, 2009 the conversion price was reduced from NIS 17.2 to NIS 4.15 for convertible debentures series E and from $2.04 to $1.06 for warrants series 6.

Convertibles debentures series E are carried at fair value through profit and loss and the effect of the reduction in conversion price was reflected in the mark to market.

Warrants series 6 were carried at fair value due to the existence of the ratchet described above according to the provisions of EITF 07-5. After the exercise price was adjusted and the ratchet expired the warrants were adjusted to fair values through earning and reclassified to equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

F.	Agreement with Crocus Technology

Tower and Crocus Technology, a premier developer of Magnetic Random Access Memory (MRAM), entered into an agreement to port Crocus’ MRAM process technology into Tower’s manufacturing environment. As part of the exclusive agreement, Tower will perform all manufacturing steps required for Crocus’ next-generation MRAM technology in Fab2. In addition to collaborating on the process port, Tower is to receive an equity position in Crocus valued at $1,250.

G.	Agere/LSI Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5227335. Following the initial filing, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. Tower, Jazz and the other three corporations were added as additional respondents in the ITC action in October 2008. The case was tried before an administrative law judge in July 2009, and the decision has not yet been rendered. Tower and Jazz cannot provide an estimate of any possible losses or predict the outcome thereof, which could have a material and adverse effect on the tower’s and Jazz’s businesses and financial position.

H.	Waiver Letter to the Facility Agreement

In August 2009, the Banks granted Tower with a full waiver letter on all the financial covenants through December 31, 2009 and postponed the repayment schedule of its outstanding loans, to be repaid in 8 equal quarterly installments from September 2011 until June 2013 (rather than September 2010 till June 2012). Upon certain circumstances, as stipulated in the waiver letter, and following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans ahead of the revised repayment schedule. As part of the terms of the waiver letter, Tower agreed to extend the Banks’ existing warrants to June 2013, to issue to the Banks new warrants at a quantity and price to be determined based on the future stock price and to pay to the Banks total aggregate fees of $350.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

I.	Stand-by Equity-Purchase Agreement

In August 2009, Tower has entered into a definitive agreement with YA Global Master SPV Ltd. a fund managed by Yorkville Advisors (“Yorkville”), according to which Yorkville has committed to invest in Tower up to $25,000 over the next 24 months by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount to the market price of the ordinary shares as determined in accordance with the agreement. Investment made by Yorkville will be made such that Yorkville will not hold more than 4.99% of Tower’s ordinary shares during the period of the agreement. To date, no draw downs have been made under this agreement. No warrants or any other debt or derivative instruments are issuable by Tower under this agreement. Commencement of draw downs under the standby equity line is subject to obtaining certain regulatory approvals and approval from the Tel-Aviv Stock Exchange.